EXHIBIT 99.2


                            EMBOTELLADORA ANDINA S.A.



                                 April 30, 2004




Messrs.
RECOFARMA INDUSTRIA DO AMAZONAS LTDA
Att. Mr. Brian Smith
Praia de Botafogo 374
Rio de Janeiro-RJ,
Brazil



Gentlemen,


     The purpose of this Letter of Intent (the "Letter") is to summarize the essential terms and conditions of a possible swap by Embotelladora Andina S.A. ("EASA") or its Brazilian subsidiary Rio de Janeiro Refrescos Ltda. ("RJRL") (EASA and RJRL hereinafter jointly referred to as "ANDINA"), of shares held or to be held by ANDINA representing 100% of the capital stock of a company that owns or will own certain assets and rights (as hereinafter described) in the territory of Governador Valadares, state of Minas Gerais, Brazil, in exchange for shares held or to be held by Recofarma Industria do Amazonas Ltda ("RECOFARMA") representing 100% of the capital stock of a company that owns or will own certain assets and rights (as hereinafter described) in the territory of Nova Iguacu, state of Rio de Janeiro, Brazil, hereinafter referred to as the "Possible Transaction".

     ANDINA and RECOFARMA (also hereinafter the "Parties") agree to negotiate with each other in good faith and to diligently work, in a collaborative manner, towards attempting to arrive upon mutually satisfactory terms and conditions for the Possible Transaction. Neither Party shall have any liability to the other, however, in the event that the Parties are not able to consummate the Potential Transaction for any reason.

     The Parties currently envision that the specific terms and conditions of the Possible Transaction would include, but not be limited to, the following:




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                EMBOTELLADORA ANDINA S.A.



1. Swap of Shares.

     1.1 ANDINA's intention is to acquire from RECOFARMA, by means of a swap of shares, 100% of the shares of a company (the "Nova Iguacu Company") that owns or will own on the Closing Date (as defined below in paragraph 4) substantially all of the goods, rights and assets, including working capital (to be based on an adequate amount of finshed product inventory, to be discussed and agreed between the Parties), currently used in or useful for the operations of Companhia Mineira de Refrescos S.A. ("CMR") as an authorized bottler of Coca-Cola Industrias Ltda. ("CCIL") in the territory of Nova Iguacu, state of Rio de Janeiro, under a Bottler's Agreement entered into by CMR and CCIL (the "Nova Iguacu Business"). ANDINA has been informed that RECOFARMA intends to establish the Nova Iguacu Company and transfer to the Nova Iguacu Company CMR's Nova Iguacu territory rights, operating assets, and working capital. ANDINA would then acquire 100% of the capital stock of the Nova Iguacu Company, by means of swapping with RECOFARMA 100% of the capital stock of Governador Valadares Company, as defined below. The shares of the Nova Iguacu Company to be possibly acquired by ANDINA would be free and clear of any encumbrances, restrictions or liabilities of any kind.

     1.2 RECOFARMA's intention is to acquire from ANDINA, by means of a swap of shares, 100% of the shares of a company (the "Governador Valadares Company") that owns or will own on the Closing Date substantially all of the goods, rights and assets, including working capital (to be based on an adequate amount of finisihed product inventory, to be discussed and agreed between the Parties), currently used in or useful for RJRL's operations as an authorized bottler of CCIL in the territory of Governador Valadares, state of Minas Gerais, under a Bottler's Agreement entered into by RJRL and CCIL (the "Governador Valadares Business"). ANDINA intends to establish the Governador Valadares Company and transfer to the Governador Valadares Company RJRL's Governador Valadares territory rights, operating assets, working capital, as well as a cash amount in Brazilian currency corresponding to US$ 15,500,000.00 (fifteen million five hundred thousand United States dollars), according to Brazil Central Bank's average ask/bid PTAX 800 exchange rate as of the business day preceding the Closing Date. RECOFARMA would then acquire 100% of the capital stock of the Governador Valadares Company, by means of swapping with ANDINA 100% of the capital stock of Nova Iguacu Company. The shares of the Governor Valadares Company to be possibly acquired by RECOFARMA would be free and clear of any encumbrances, restrictions or liabilities of any kind.

     1.3 RECOFARMA and CMR would jointly and severally indemnify, defend and hold harmless ANDINA from and against any liabilities of any kind incurred with respect both to the


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                EMBOTELLADORA ANDINA S.A.



Nova Iguacu Business and to any other business carried on by CMR or RECOFARMA prior to the Closing Date (as hereinafter defined), and EASA and RJRL would jointly and severally indemnify, defend and hold harmless RECOFARMA and CMR from and against any liabilities of any kind incurred with respect both to the Governador Valadares Business and to any other business carried on by RJRL or EASA prior to the Closing Date. On the Closing Date, neither the Nova Iguacu Company nor the Governador Valadares Company would have or be liable for any debt (other than trade payables incurred in the ordinary course of business which are not past due) or own any property which is subject to any liens, restrictions or encumbrances of any kind (other than any nonmonetary encumbrances which are acceptable to ANDINA or RECOFARMA, as the case may be).

2. Due Diligence. The Possible Transaction is subject to the satisfactory completion of due diligence investigations of CMR, RJRL, the Nova Iguacu Company and the Governador Valadares Company for the purpose of assessing any existing contingencies related thereto, which may affect the Possible Transaction. Such investigations are to be performed by ANDINA and RECOFARMA or their designees, at their respective cost. The Parties shall use their reasonable best efforts to complete their due diligence investigation within 30 days of the date hereof. The investigation shall include, without limitation, financial, legal, labor, tax and environmental matters.

3. Agreement. Upon completion of the Parties' due diligence reviews of CMR and RJRL, at their respective cost and satisfaction, the terms and conditions of the Possible Transaction will be set forth in a definitive Swap Agreement and in such other possibly required related agreements (hereinafter the "Agreement") to be negotiated in a manner consistent with this Letter. The Agreement will be prepared by the Parties' attorneys in a form customary for transactions of this type, size and complexity. The Agreement, in addition to those matters specifically set forth in this Letter, will contain customary representations, covenants and agreements of RECOFARMA and ANDINA, with adequate survival, termination and indemnification provisions and reasonable and appropriate limitations thereon, as are customary in transactions of this type and size, including, without limitation, indemnification against any future liability arising from any pre-existing environmental conditions or antitrust claims. ANDINA and RECOFARMA will use their reasonable best efforts to cause the Agreement to be executed within 45days of the date hereof.

      The Agreement will also include various conditions of closing including, without limitation: (i) the completion of any conditions precedent to be agreed by the Parties, (ii) that the Parties' due diligence reviews of the Nova Iguacu Company and its related assets and business, the Governador Valadares Company and its related assets and business, have been


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                EMBOTELLADORA ANDINA S.A.



completed at their respective cost and satisfaction, and that there have been no material changes to the Nova Iguacu and the Governador Valadares Businesses and their related assets, rights and liabilities, (iii) that the transactions set forth in the Agreement have been approved by the Boards of Directors of RECOFARMA, ANDINA and any other parent or subsidiary of either, as may be required, (iv) that any required governmental, regulatory and legal consents, clearances, waivers, notices, authorizations, permits, licenses and approvals necessary or appropriate for the Possible Transaction to occur and for the Nova Iguacu Company and its related assets and business and the Governador Valadares Company and its related assets and business to operate have been obtained, and
(v) that all waiting periods (if any) have been complied with. All costs incurred in connection with any governmental approvals that may be required for the completion of the Possible Transaction shall be equally shared by the Parties.

4. Closing. Subject to negotiation of the Agreement, ANDINA and RECOFARMA will use their reasonable best efforts to cause all conditions to be satisfied and the closing of the Possible Transaction contemplated by the Agreement to occur on or before 120 days of the date hereof (the "Closing Date"), subject to satisfaction of the conditions set forth herein and in the Agreement.

5. Conduct of Business Pending Execution of Agreement. From the date of this Letter until the date of the execution of the Agreement, RECOFARMA and ANDINA will cause the Nova Iguacu Business of CMR and the Nova Iguacu Company and the Governador Valadares Business of RJRL and the Governador Valadares Company, respectively, to be operated only in their ordinary course, and will assure that, without prior notice and written consent from the other Party, the corresponding Party will not make any material commitments or any material operational changes, enter into any other commitment or agreement with respect to the Nova Iguacu Business and the Governador Valadares Business that is reasonably likely to materially affect the value or nature of the Nova Iguacu or the Governador Valadares Businesses, as the case may be, or sell or otherwise dispose of any assets related to the Nova Iguacu or the Governador Valadares Businesses, as the case may be, having an individual (or in the case of vending machines, fountain equipment, coolers or returnable glass bottles and crates, a collective ) value in excess of U.S. $ 1,000 (one thousand United States dollars), or the local currency equivalent.The Parties will provide each other with monthly reports containing operational information related to the Nova Iguacu and the Governador Valadares Businesses.

6. Access. Pending the closing, ANDINA and its employees and agents will have reasonable access to the various locations, as well as operational and due diligence related data of CMR, Nova Iguacu Company, their subsidiaries and other companies of their groups that may be directly or indirectly engaged in the Nova Iguacu Business and their respective personnel, accountants, lawyers and consultants during normal operating hours for the purpose


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                EMBOTELLADORA ANDINA S.A.



of conducting, at ANDINA's expense, the financial, business and legal due diligence review of the Nova Iguacu Business and the Nova Iguacu Company. In the same manner, pending the closing, RECOFARMA and its employees and agents will have reasonable access to the various locations, as well as operational and due diligence related data of RJRL, Governador Valadares Company, their subsidiaries and other companies of their groups that may be directly or indirectly engaged in the Governador Valadares Business and their respective personnel, accountants, lawyers and consultants during normal operating hours for the purpose of conducting, at RECOFARMA's expense, the financial, business and legal due diligence review of the Governador Valadares Business and the Governador Valadares Company.

7. Disclosures or Public Announcement. No Party hereto, or any agent or representative thereof, will make any disclosure or public announcement concerning the transactions contemplated hereby without the prior approval of the other Party, which approval shall not be unreasonably delayed or withheld; provided, however, that any Party may make such disclosure or public announcement if it is advised in writing by legal counsel that such disclosure or public announcement is required by law or the rules of any applicable stock exchange, or securities exchange commission.

8. Confidentiality. Each Party shall not disclose to any third party or use for any purpose other than for the proper performance of this Letter (or any agreement executed in connection herewith) any information received from the other Party in whatever form under or in connection with this Letter (or any agreement executed in connection herewith) without the prior written consent of the other Party. The above mentioned limitations shall not apply to information which: (i) was in the public domain at the time of disclosure or later became part of the public domain without breach of the confidentiality obligations herein contained; or (ii) disclosure is required by law or court and the disclosing Party has no legal measures to counteract such disclosure.

9. Other Rights. Except as may be expressly provided herein, this Letter shall not alter, amend, terminate or otherwise affect any rights of ANDINA or RECOFARMA under any other agreement or instrument to which RECOFARMA (or any direct or indirect parent or subsidiary of RECOFARMA) and ANDINA (or any direct or indirect parent or subsidiary of ANDINA) are parties.

10. Non-binding Letter. This Letter is not intended by the Parties to constitute a contract or an offer to enter into a contract, or to be binding upon or enforceable on any of the Parties, or to create any legal obligations or rights in any party with respect to any of the matters set forth


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                EMBOTELLADORA ANDINA S.A.



     herein (other than the provisions stated in this paragraph and in Paragraphs 5, 6, 7, 8, 9, 11, 12, 13, and 15, which are intended to be binding and enforceable) and the Parties hereto agree never to assert that the provisions hereof (other than the provisions stated in this paragraph and in Paragraphs 5, 6, 7, 8, 9,11,12 13, and 15) were intended to create, or have created, any legal obligations or rights in any party or any other person with respect to the matters set forth herein. Except for Paragraphs 5, 6, 7, 8, 9, 11, 12, 13, and 15 hereof, no agreement of any kind concerning the Potential Transaction shall exist unless and until such time, if any, as the Agreement is executed by authorized representatives of the Parties. This Letter shall in no event be construed as a pre-agreement as set forth in articles 462 to 466 of Law 10.406/02 - the Brazilian Civil Code.

11. Assignment. No Party shall assign or transfer any right or obligation hereunder whether by operation of law or otherwise without the prior written consent of the other Party. Any such attempted assignment or transfer in violation of this paragraph shall be void and without legal effect.

12. Expenses. Subject to paragraphs 2 and 3 hereof, each party hereby agrees to bear, without any monetary contribution from any of the others, its respective costs and expenses related to the negotiation, consummation and implementation of the Possible Transaction.

13. Governing Law and Disputes. Any rights or obligations arising from this Letter shall be governed by the laws of Brazil. Any dispute between the Parties, whether resulting from a claim in contract, tort or otherwise, or any other claim or controversy which may arise out of or in connection with this Letter or the application, implementation, validity, breach or termination of this Letter, or any provision thereof, shall be brought in the federal or state courts located in the city of Rio de Janeiro, Brazil. The Parties irrevocably and unconditionally waive to object or claim in any court that any action, suit or proceeding brought in the federal or state courts located in the city of Rio de Janeiro relating to this Letter, has been brought in an inconvenient forum.

14. Counterparts. This Letter may be executed in one or more counterparts, all of which together shall constitute a single instrument.

15. Invalid Provisions. If any provision of this Letter is held to be illegal, invalid or unenforceable, (a) such provision (or the illegal, invalid or unenforceable portion thereof) will be fully severable, (b) this Letter will be construed and enforced as if such illegal, invalid or unenforceable provision (or portion thereof) had never comprised a part hereof and (c) the remaining provisions (and portions) of this Letter will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.



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                EMBOTELLADORA ANDINA S.A.



If this Letter accurately reflects your understanding concerning the status of our discussions to date, please indicate your acceptance of the foregoing by signing the enclosed copy of this Letter and returning it to the undersigned.

                                Very truly yours,


                                     EMBOTELLADORA ANDINA S.A.

                                     /s/ Jaime Garcia R.
                                     By: Jaime Garcia R.
                                         Chief Executive Officer




Agreed and accepted this
30th day of April, 2004


RECOFARMA INDUSTRIA DO AMAZONAS LTDA

/s/ Brian J. Smith
By: Brian J. Smith
Title: General Managing Partner